Announcement









                  Company Oxford Glycosciences PLC
                  TIDMOGS
                  Headline Response ot Offer
                  Released 07:44 26 Feb 2003
                  Number 9837H






26 February 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan


OXFORD GLYCOSCIENCES PLC ("OGS" OR THE "COMPANY") RESPONSE
TO INADEQUATE CELLTECH OFFER

OGS has noted Celltech's cash offer to acquire the Company announced this morning. The value of the offer of 182p per share in cash wholly undervalues the business and cash of OGS. It denies OGS shareholders any opportunity to participate in the future value of OGS' research and development pipeline.

In particular, the offer represents:

        a 26% discount to the cash per OGS share of 245p as at 31 December
2002;
        a 7% discount to the closing share price yesterday as well as the value of the offer announced by CAT on 23 January 2003;
        a low acquisition premium of only 19% to the share price of OGS of 152.5p per share on 22 January 2003, the day prior to the announcement of the CAT offer.

As OGS announced last week, it has been approached by several potential offerors under rule 20.2 of the City Code on Takeovers and Mergers to evaluate data as part of due diligence. Any offer will be considered by the OGS Board and assessed on its ability to create short-term as well as long-term value for OGS shareholders.

David Ebsworth, CEO of OGS, said:

"This inadequate cash offer is a spoiling tactic by Celltech. It is clearly opportunistic and a bid to acquire OGS on the cheap. We have no hesitation in rejecting the offer - it significantly undervalues OGS and provides our shareholders with no upside and no opportunity to share future benefits."

-Ends-

For further information please contact:

      Oxford GlycoSciences Plc
      David Ebsworth, Ph.D., Chief Executive Officer+44 (0) 1235 208 000


      Goldman Sachs International+44 (0) 20 7774 1000
      Michael Hill
      Basil Geoghegan



      Financial Dynamics
      UK Media and Investors
      Tim Spratt
      Melanie Toyne-Sewell

      US Media and Investors
      Leslie Wolf-Creutzfeldt
      Deborah Ardern Jones
       +44 (0) 20 7831 3113



      +1 212 850 5626



Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or the contents of this announcement.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

END